April 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Paladin Realty Income Properties, Inc.
Post-Effective Amendment No. 8 to Form S-11
Filed April 19, 2011
File No. 333-146867

Ladies and Gentlemen:

In connection with the request for declaration of effectiveness of the above-referenced Registration Statement, Paladin Realty Income Properties, Inc. (the “Issuer”) acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 310-996-8770.

Sincerely,

/s/ Whitney A. Greaves

Whitney A. Greaves Chief Executive Officer

cc:	Mr. Michael B. Lenard
Ms. Lesley H. Solomon